FORM 11-K



       [ X ]     ANNUAL REPORT PURSUANT TO
                 SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the Fiscal Year Ended June 30, 1995


                                 OR


        [  ]      TRANSITION REPORT PURSUANT TO
                  SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the Transition Period from ___to ___



                        Commission File Number 1-5571
                                               ______


                       TANDY EMPLOYEES INVESTMENT PLAN
                            (full title of plan)








                          TANDY CORPORATION
                        1800 One Tandy Center
                       Fort Worth, Texas  76102


      (Name of issuer and address of principal executive office)

                TANDY EMPLOYEES INVESTMENT PLAN



                       FORT WORTH, TEXAS




















                     REPORT OF EXAMINATION


                         JUNE 30, 1995

                       C O N T E N T S
                       _______________

                                                           Page
                                                           ____

CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . . . . .        4


STATEMENT OF FINANCIAL CONDITION . . . . . . . . . . .        5


STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY . . . .        6


NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . . .     7-15


ADDITIONAL INFORMATION . . . . . . . . . . . . . . . .    16-18


SIGNATURE PAGE . . . . . . . . . . . . . . . . . . . .       19


INDEX TO EXHIBITS  . . . . . . . . . . . . . . . . . .       20


CONSENT OF INDEPENDENT ACCOUNTANT  . . . . . . . . . .       21

    MEMBER               CURTIS B. MORRISON      MAILING ADDRESS:
AMERICAN INSTITUTE  CERTIFIED PUBLIC ACCOUNTANT  P.O. BOX 26868
OF CERTIFIED             1515 8TH AVENUE       FORT WORTH, TEXAS
PUBLIC ACCOUNTANTS     FORT WORTH, TEXAS 76104       76126
                             817/926-8066

The Administrative Committee and Participants of
Tandy Employees Investment Plan
Fort Worth, Texas

                        INDEPENDENT AUDITOR'S REPORT
                        ____________________________

I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan as of June 30, 1995 and 1994, and the related statement of income and changes in the plan equity for the years ended June 30, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan as of June 30, 1995 and 1994, and results of its changes therein for the years ended June 30, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ Curtis B. Morrison, C.P.A.
                                   CURTIS B. MORRISON, CPA
Fort Worth, Texas
September 19, 1995            -4-


                TANDY EMPLOYEES INVESTMENT PLAN
                       FORT WORTH, TEXAS

                STATEMENT OF FINANCIAL CONDITION
                     JUNE 30, 1995 AND 1994

                          PLAN ASSETS

<CAPTIONS>
                                          1995            1994
                                     ______________   _____________

Investment in Securities of
Participating Employer (Note B):
 Common Stock (Cost $1,094,454.41
 in 1995 and $895,405.79 in 1994)    $23,129,454.38  $18,204,731.25
                                     ______________  ______________

Investments in Securities of
Unaffiliated Issuers (Note B):

  Other Securities - Short Term
  Money Market Fund (Cost $2,462.36
  in 1995 and $790,952.83 in 1994)   $     2,462.36  $ 790,952.83
                                     ______________  ____________

Accrued Receivables:
 Interest                            $        12.02  $ 2,593.54
                                     ______________  _____________

Plan Assets:
 Tandy Employees Investment Plan
  (Special Account) (Note F)         $   385,228.91  $ 299,774.98
                                      ______________ _____________
                                     $23,517,157.67  $19,298,052.60
                                      ==============  =============

                     LIABILITIES AND PLAN EQUITY
                       ___________________________


Liabilities                          $            0  $          0

Plan Equity:
 Participants' Interest in Tandy
 Employees Investment Plan            23,131,928.76   18,998,277.62

 Participants' Interest in Tandy
 Employees Investment Plan (Special
 Account) (Note F)                       385,228.91      299,774.98
                                      _____________   _____________
                                     $23,517,157.67  $19,298,052.60
                                      =============   =============

The accompanying notes are an integral part of these financial statements.


                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

            STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993

<CAPTIONS>
                           1995            1994            1993
                      ______________  ______________
____________
Investment Income:
 Interest-Other       $    38,374.39  $    33,451.69 $  6,537.07
 Dividends-Employer       337,273.65      377,054.10  448,912.65
                      ______________  ______________ ____________
                      $   375,648.04  $   410,505.79 $455,449.72
 Less:Interest Expense             0               0           0
                      ______________  ______________ ____________
                      $   375,648.04  $   410,505.79 $455,449.72
                      ______________  ______________ ____________

Realized Gain (Loss) on
Securities (Note C):
 Employer Securities  $ 4,434,164.41  $ 7,221,927.58 $703,322.50
 Other Securities                  0      955,958.37            0
                      ______________  ______________ ____________
                      $ 4,434,164.41  $ 8,177,885.95 $703,322.50
                      ______________   _____________ ____________

Increase (Decrease) in
Unrealized Appreciation
of Investments(Note D)$4,725,622.37  $<4,446,785.66> $2,310,392.23
                      ______________  _______________ ____________

Contributions(Note A) $            0  $            0 $           0
                      ______________  ______________  ____________

Other Additions:
 Appreciation in
 Value over Cost
 Distributed in
 Withdrawals          $    37,082.60  $    25,025.96 $  183,121.03
                      ______________  ______________ _____________
TOTAL                 $ 9,572,572.42  $ 4,166,632.04 $3,652,285.48
Less:
 Withdrawals of
 Participants' Interest 5,438,921.28    8,277,702.70  1,336,955.91
                      ______________   _____________ _____________

Net Increase (Decrease)
in Plan for the Years
Ending 6-30-95/94/93  $ 4,133,651.14  $<4,111,070.66>$ 2,315,329.57

Plan Equity at Beginning
of Year 7-1-94/93/92   18,998,277.62   23,109,348.28  20,794,018.71
                       _____________  ______________  _____________

Plan Equity at End of
Year 6-30-95/94/93    $23,131,928.76  $18,998,277.62 $23,109,348.28
                      ==============  ==============  =============


The accompanying notes are an integral part of these financial statements.

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS


                    NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE A - DESCRIPTION OF THE PLAN

The following description of the Tandy Employees Investment Plan
(the "Plan") provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

General
_______

Effective June 30, 1982, at the end of the Plan's fiscal year, the Tandy Employees Investment Plan ceased accepting applications and contributions.

All employees eligible for participation in the Plan became eligible for participation in the new Tandy Employees Deferred
Salary and Investment Plan which became effective July 1, 1982
(Reg. No. 33-39749).  Also, see Note E.

Contributions
_____________

Through June 30, 1982, Tandy Corporation made contributions to the Plan equal to 80% of the participating employees' qualifying contributions. The participating employee contributed either 5% (qualifying contribution) or 10% (5% qualifying and 5% voluntary contributions).

Participants' Accounts
______________________

Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.

Vesting
_______

The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE A - DESCRIPTION OF THE PLAN (continued)

Payments of Benefits
____________________

Payroll deductions made for a participant's Qualifying or Voluntary Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (intended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

If a lump-sum distribution consists in part of securities of Tandy Corporation, the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes
(although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities
_______________________

All securities are valued at the closing price according to the respective stock exchanges.

All other securities are valued at cost.

               SCHEDULE OF INVESTMENTS IN SECURITIES OF
               ________________________________________
                        PARTICIPATING EMPLOYER
                        ______________________

<CAPTIONS>
                         NO. OF                         VALUE
                         SHARES         COST           6-30-95
                         _______   _______________
______________

  COMMON STOCK
  ____________

Industrial
__________
  Tandy Corporation
  Common Stock           445,869   $ 1,094,454.41   $23,129,454.38
                                   ==============   ==============


               SCHEDULE OF INVESTMENTS IN SECURITIES OF
               ________________________________________

                         UNAFFILIATED ISSUERS
                         ____________________

                        MARKETABLE SECURITIES
                        ______________________


<CAPTIONS>
                                                        VALUE
                                        COST           6-30-95
                                    _____________   ____________
  OTHER SECURITIES
  ________________

Money Market Fund
_________________
  Short-Term Money Market Fund
  AIM Short-Term Investments Co.    $    2,462.36    $  2,462.36
                                    =============    ===========

                                 -9-

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status
_________________

The Plan is a qualified plan under Section 401 of the Internal
Revenue Code and is exempt from federal income taxes under
Section 501.


NOTE C - REALIZED GAIN ON SECURITIES

The realized gain or loss from the sale of securities was as follows:

<CAPTIONS>
                              1995          1994         1993
                         _____________  ___________
______________

Participating Employer
Securities:

 Sales Price              $4,666,225.00  $7,560,762.50  $752,187.50
 Less Cost (Average Cost)    232,060.59     338,834.92    48,865.00
                          _____________  _____________  ___________
 Net Realized Gain (Loss) $4,434,164.41  $7,221,927.58  $703,322.50
                          =============  =============  ===========


Unaffiliated Issuers'
Securities:

  Sales Price             $           0  $1,004,497.35  $         0
  Less Cost (Average Cost)            0      48,538.98            0
                          _____________  _____________  ___________
  Net Realized Gain (Loss)$           0  $  955,958.37  $         0
                          =============  =============  ===========


The realized gain or loss on the sale of securities for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure gain or loss as the difference between the securities' sale price and its average historical cost. The gain or loss for income tax reporting is the difference between the securities' sale price and its current value at the beginning of the plan year.

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE C - REALIZED GAIN ON SECURITIES (continued)

A participant's account is increased or decreased by the realized gain or loss recognized under generally accepted accounting principles.


NOTE D - UNREALIZED APPRECIATION

The following reflects the increase (decrease) in unrealized appreciation:

<CAPTIONS>

                      1995             1994            1993
                _______________  _______________  _____________

  Unrealized
  Appreciation
  6-30-95/94/93 $22,035,002.83   $17,309,325.46   $ 21,756,111.12

  Unrealized
  Appreciation
  7-1-94/93/92   17,309,325.46    21,756,111.12     19,445,718.89
                ______________   ______________   _______________

  Change in
  Unrealized
  Appreciation
  6-30-95/94/93 $ 4,725,677.37   $<4,446,785.66>  $  2,310,392.23
                ==============   ===============  ===============


The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993



NOTE E - TRANSFER FROM OTHER PLANS

The Tandy Employees Supplemental Investment Plan ("SIP") was amended effective June 30, 1991 to terminate the SIP and consolidate the SIP's assets with the Plan in compliance with Internal Revenue Code Section 414(1).



NOTE F - TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

These Plan assets were received in 1978 from the Tandycrafts Employees Investment Plan, a Qualified Plan under Section 401 of the Internal Revenue Code, on the transfer of certain employees and their investment accounts to Tandy Corporation. These assets consisted of employer securities and conformed to both Plan agreements. This Special Account was created in order to preserve the participants' Tandycrafts Plan cost basis in the securities transferred for income tax considerations on subsequent distributions. Attached as Exhibit B is the report of examination for this Special Account.


NOTE G - RELATED PARTY TRANSACTIONS

During 1995, 1994 and 1993 common stock of Tandy Corporation was sold to the Tandy Employees Deferred Salary and Investment Plan at its current market value on the transaction date in the amount of $4,666,225.00, $7,560,762.50 and $752,187.50, respectively.


NOTE H - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by the Trustee of the Plan.

The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

                  TANDY CORPORATION INVESTMENT PLAN
                          FORT WORTH, TEXAS

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)
           FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993

NOTE I - UNIT VALUE

<CAPTIONS>
                                                       Valuation
     Quarter Ending          Number of Units            per Unit
     ______________          _______________
____________
     June 30, 1994            43,543.5394             $436.3053136
     September 30, 1994       43,333.4387              557.9816932
     December 31, 1994        42,257.6393              633.0988837
     March 31, 1995           35,156.4074              607.8292016
     June 30, 1995            34,716.0397              666.3181900

NOTE J - CHANGES TO PLAN

See the attached amendments made to the Plan.

                        AMENDMENT XLVIII
                             TO THE
                FOURTH RESTATED TRUST AGREEMENT
                TANDY EMPLOYEES INVESTMENT PLAN


This Amendment made on the 24th day of February, 1995 between Tandy
Corporation, a corporation duly organized and existing under the laws of the State of Delaware, with its principal place of business at Fort Worth, Tarrant County, Texas, hereinafter called "Company," and Bank One, Texas, NA hereinafter called "Trustee;"

WHEREAS, on the 25th day of August 1992, Company and Trustee entered into an agreement named the Fourth Restated Trust
Agreement Tandy Employees Investment Plan (the "Plan"); and

WHEREAS, Company and Trustee desire to make certain amendments to the Plan.

NOW, THEREFORE, the parties hereby agree to amend the Plan as follows:

                                    I

     The first sentence of Section 4.01(c) is hereby amended, effective April 1, 1994, to read as follows:

     For purposes of this Plan, the term "gross salary and wages" is defined as all compensation paid in cash, including bonuses, which is subject to withholding on IRS Form W-2; provided, however, that "gross salary and wages" for (a) any Plan year beginning on or after April 1, 1989 and ending on or before March 31, 1994, shall not exceed $200,000 (as adjusted by the Secretary of Treasury) and (b) any Plan Year beginning on or after April 1, 1994, shall not exceed $150,000 (as adjusted by the Secretary of Treasury).

                                   II

      Section 4.01(c) is hereby amended, effective April 1, 1994, by replacing the term "$200,000 limit" each place it appears with the term "$200,000/$150,000 limit."

                                   III

      Article VI is hereby amended, effective January 1, 1993, by adding a new section 6.10 thereto to read as follows:

      6.10 RIGHT TO HAVE ACCOUNT TRANSFERRED. Effective January 1, 1993, notwithstanding any provision of the Plan to the contrary that would otherwise limit an "eligible distributee" election under this section, an eligible distributee may elect, at the time and in the manner prescribed by the Administrative Committee, to have any part of an "eligible rollover distribution" paid directly to an "eligible retirement plan" specified by the eligible distributee in a "direct rollover."

          "Eligible rollover distribution" means any distribution of all or any part of the Account balances of the eligible distributee.

          However, an eligible rollover distribution shall not include: any installment payments from the Plan if paid for ten years or more; any distribution required to be distributed because of a Participant's required beginning date; and the part of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities). "Eligible retirement plan" means an individual retirement account described in Section
408(a) of the Code, an individual retirement annuity described in
Section 408(b) of the Code, or a qualified trust described in
Section 401(a) of the Code, that accepts the eligible distributee's rollover distribution. However, in the case of an eligible rollover distribution to a Participant's surviving spouse, an eligible retirement plan shall only be an individual retirement account or individual retirement annuity. An
"eligible distributee" means an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse who is the alternate payee under a qualified domestic relations order are eligible distributees with regard to the interest of the spouse or former spouse. A "direct rollover" means a payment by the Plan to an eligible retirement plan specified by the eligible distributee.

                                      IV

      The first paragraph of Section 11.05 is hereby amended, effective April 1, 1988, by adding to the end thereof a sentence to read as follows:

  For purposes of this section with respect to Plan years beginning after March 31, 1988, (a) any employer matching contributions under the Plan or any other defined contribution plan of any Affiliated Business used to satisfy the nondiscrimination tests of Code Section 401(k) and 401(m) and
  (b) any employer contributions attributable to a cash or deferred salary reduction agreement are included in determining employer contributions made on behalf of Key Employees, but are not included as employer contributions to satisfy the minimum required contribution for non-Key Employees.


                                     V

      The last sentence of Section 11.05 is hereby amended, effective April 1, 1994, by replacing "$200,000" with "(a) for Plan Years beginning on or after April 1, 1989 and ending on or before March 31, 1994, $200,000 (as adjusted by the Secretary of the Treasury) and (b) for Plan Years beginning on or after April 1, 1994, "$150,000 (as adjusted by the Secretary of the Treasury)."

IN WITNESS WHEREOF, Company and Trustee have caused this
Amendment to be executed by their duly appointed officers and their corporate seals to be hereunto affixed.

Attest: (SEAL)                      TANDY CORPORATION


/S/ JANA FREUNDLICH                 /S/ RICHARD L. RAMSEY
________________________           ________________________
Assistant Secretary                Vice President and
                                   Controller

Attest:  (SEAL)                     BANK ONE, TEXAS, NA


/S/ GM MCGRATH                      /S/ JC WHITE
_________________________          ________________________
Vice President &                   Vice President &
Trust Officer                      Trust Officer

tip.a

                        ADDITIONAL INFORMATION

                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

                        ADDITIONAL INFORMATION
                            JUNE 30, 1995


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

<CAPTIONS>
                      Description                      Current
     Issuer          of Investment        Cost          Value
     ______          _____________        ____          _____

*Tandy Corporation    Common Stock   $ 1,094,454.41  $23,129,454.38
                                      _____________   _____________



 AIM Short-Term       Short-Term
 Investments Co.      Money Market
                      Fund - Fluc-
                      tuating rate
                      of interest    $     2,462.36  $     2,462.36
                                      _____________   _____________


*Party-in-Interest to Plan.


                   TANDY EMPLOYEES INVESTMENT PLAN
                          FORT WORTH, TEXAS

                        ADDITIONAL INFORMATION
                       YEAR ENDED JUNE 30, 1995

ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS

<CAPTIONS>
Identity
of Party    Relationship     Purchase        Selling      Lease
Involved      to Plan          Price          Price       Rental
________    ____________     ________        _______      ______
Tandy       401(k) Plan     $232,060.59   $4,666,225.00   $ 0
Employees   Sponsored
Deferred    by Tandy
Salary &    Corporation
Investment
Plan

<CAPTIONS>
                                  Current
 Expenses                        Value of
 Incurred           Cost         Asset on           Gain or
   with             of         Transaction         <Loss> on
Transaction        Asset           Date           Transaction
___________        _____       ___________        ___________
   $ 0         $232,060.59     $4,666,225.00     $4,434,164.41

                                 -18-

                              SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange
Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                By /S/ M. MOAD
                                  _______________________________
                                           M. Moad
                                  Administrative Committee Member


                                By /S/ C. LEU
                                  _______________________________
                                           C. Leu
                                  Administrative Committee Member



Date  10/19/95
     ______________

                          Index to Exhibits



Exhibit                    Description                       Page
Number                     of Exhibit                       Number
_______                    ___________                      ______


  23                       Consent of                          21
                           Independent
                           Accountant

     MEMBER              CURTIS B. MORRISON        MAILING ADDRESS:
AMERICAN INSTITUTE   CERTIFIED PUBLIC ACCOUNTANT    P.O. BOX 26868
  OF CERTIFIED                1515 8TH AVENUE     FORT WORTH, TEXAS
PUBLIC ACCOUNTANTS        FORT WORTH, TEXAS 76104        76126
                               817/926-8066

                                                         EXHIBIT
23


                  CONSENT OF INDEPENDENT ACCOUNTANT
                  ________________________________


I consent to the incorporation of my report dated June 30, 1995,

accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy

Corporation's registration statement on Form S-8 for its Tandy

Employees Investment Plan.




                                   /S/ CURTIS B. MORRISON, C.P.A.
                                   CURTIS B. MORRISON, CPA



Fort Worth, Texas
September 19, 1995

                                                        EXHIBIT B


       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)

                       FORT WORTH, TEXAS






                     REPORT OF EXAMINATION


                         JUNE 30, 1995

                        C O N T E N T S
                        _______________



                                                           Page
                                                           ____

CERTIFIED PUBLIC ACCOUNTANT'S REPORT . . . . . . . . .        3



STATEMENT OF FINANCIAL CONDITION . . . . . . . . . . .        4



STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY . . . .        5



NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . . .     6-11



ADDITIONAL INFORMATION . . . . . . . . . . . . . . . .    12-13

     MEMBER             CURTIS B. MORRISON        MAILING ADDRESS:
AMERICAN INSTITUTE  CERTIFIED PUBLIC ACCOUNTANT     P.O. BOX 26868
  OF CERTIFIED                1515 8TH AVENUE     FORT WORTH, TEXAS
PUBLIC ACCOUNTANTS        FORT WORTH, TEXAS 76104        76126
                               817/926-8066

The Administrative Committee and Participants of
Tandy Employees Investment Plan (Special Account)
Fort Worth, Texas

                  INDEPENDENT AUDITOR'S REPORT
                  ____________________________

I have audited the accompanying statement of financial condition of the Tandy Employees Investment Plan (Special Account) as of June 30, 1995 and 1994, and the related statement of income and changes in the plan equity for the years ended June 30, 1995, 1994 and 1993.
These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Tandy Employees Investment Plan (Special Account) as of June 30, 1995 and 1994, and results of its changes therein for the years ended June 30, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /S/ CURTIS B. MORRISON, C.P.A.
                                   CURTIS B. MORRISON, CPA
Fort Worth, Texas
September 19, 1995

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

                STATEMENT OF FINANCIAL CONDITION
                     JUNE 30, 1995 AND 1994

                          PLAN ASSETS
                          ___________


<CAPTIONS>
                                          1995             1994
                                      ___________      ___________
Investment in Securities of
Participating Employer (Note B):
 Common Stock (Cost $5,222.33 in
 1995 and $5,222.33 in 1994)          $261,242.50      $172,483.00
                                      ___________      ___________

Investments in Securities of
Unaffiliated Issuers (Note B):
 Marketable Securities -
  Common Stock (Cost $8,168.59 in
  1995 and $8,168.59 in 1994)         $ 25,998.50      $ 37,700.50

  Other Securities - Short Term
  Money Market Fund (Cost $97,507.44
  in 1995 and $89,279.11 in 1994)       97,507.44        89,279.11
                                      ___________      ___________
                                      $123,505.94      $126,979.61
                                      ___________      ___________


Accrued Receivables:
 Interest                             $    480.47      $    312.37
                                      ___________      ___________


                                      $385,228.91      $299,774.98
                                      ===========      ===========



                  LIABILITIES AND PLAN EQUITY



Liabilities                           $         0      $          0

Plan Equity:
 Participant's Interest in Tandy
 Employees Investment Plan
 (Special Account)                     385,228.91        299,774.98
                                      ___________       ___________
                                      $385,228.91       $299,774.98
                                      ===========       ===========



The accompanying notes are an integral part of these financial statements.

                              -4-

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

         STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993
<CAPTIONS>
                                  1995          1994         1993
                             ___________   ___________  ___________
Investment Income:
 Interest-Employer           $         0   $    225.00  $    300.00
 Interest-Other                 5,072.67      2,835.56     2,505.81
 Dividends-Employer             3,323.76      3,021.60     3,021.60
                             ___________   ___________  ___________
                             $  8,396.43   $  6,082.16  $  5,827.41
 Less: Interest Expense                0             0            0
                             ___________   ___________  ___________
                             $  8,396.43   $  6,082.16  $  5,827.41
                             ___________   ___________  ___________
Realized Gain (Loss) on
Securities (Note C):
 Employer Securities         $         0   $    930.00  $         0
 Other Securities                      0             0            0
                             ___________   ___________  ___________
                             $         0   $    930.00  $         0
                             ___________   ___________  ___________
Increase (Decrease) in
Unrealized Appreciation
of Investments (Note E)      $ 77,057.50   $  6,550.62  $ 52,067.38
                             ___________   ___________  ___________

Contributions (Note A)       $         0   $         0  $         0
                             ___________   ___________  ___________
Other Additions:
 Appreciation in
 Value over Cost
 Distributed in
 Withdrawals                 $         0   $         0  $         0
                             ___________   ___________  ___________


            TOTAL            $ 85,453.93   $ 13,562.78  $ 57,894.79
Less:
 Withdrawals of
 Participants' Interest                0             0            0
                             ___________   ___________  ___________
Net Increase (Decrease)
in Plan for the Years
Ending 6-30-95/94/93         $ 85,453.93   $ 13,562.78  $ 57,894.79

Plan Equity at Beginning
of Year 7-1-94/93/92          299,774.98    286,212.20   228,317.41
                             ___________   ___________  ___________

Plan Equity at End of
Year 6-30-95/94/93           $385,228.91   $299,774.98  $286,212.20
                             ===========   ===========  ===========

The accompanying notes are an integral part of these financial statements.

                              -5-

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

                 NOTES TO FINANCIAL STATEMENTS
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993

NOTE A - DESCRIPTION OF THE PLAN

General
_______

This Special Account was funded in 1978 from securities and cash received by two employees of Tandy Corporation that were former employees of Tandycrafts, Inc., and were involved in the spin-off of the two corporations. This Special Account has accepted no employee or employer contributions at any time.


Participants' Accounts
______________________

Participants' accounts are valued as of the last day of each March, June, September and December. Each participant is mailed a quarterly statement showing his contributions to date, Company contributions to date, total contributions to date and the market value of his account. Each participant is also mailed a copy of the Tandy Corporation annual report, and the summary annual report for the Plan.


Vesting
_______

The participants' accounts are fully vested at the end of each calendar quarter, except for amounts credited to the account because of fraud or mistake of fact.


Payments Of Benefits
____________________

Payroll deductions made for a participant's Qualifying or Voluntary Contributions to the Plan were a part of his current compensation and, as such, were subject to withholding for federal income tax purposes.

A participant is not subject to federal income tax on Company contributions to the Plan, or other accumulations, until he makes a withdrawal from the Plan. A withdrawal is generally taxed only to the extent it exceeds the participant's aggregate contributions.

The taxable portion of a "lump-sum distribution" and certain "partial distributions" may not be subject to tax upon receipt by a participant if the distribution is rolled over into an IRA or another qualified plan within the prescribed time period. If a lump-sum distribution is not rolled over, a special 5-year averaging tax (ntended to minimize the tax burden) may be available for some participants with respect to the taxable portion of such distribution. As a general rule, only one lump-sum

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

           NOTES TO FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE A - DESCRIPTION OF THE PLAN (continued)

distribution which is received after attaining age 59-1/2 is eligible for the special 5-year averaging (computed under the tax rates contained in the Tax Reform Act of 1986) or the 10-year averaging (computed under prior law tax rates).

If a lump-sum distribution consists in part of securities of Tandy Corporation, Tandycrafts, Inc. and InterTAN Inc., the portion of such distribution which represents net unrealized appreciation of such securities will not be currently taxable to the recipient for federal income tax purposes (although a participant may elect to include such appreciation in income, if desired). Upon a subsequent disposition of such securities, gain or loss will be determined generally by reference to their basis when they were acquired by the Plan. An additional 10% income tax is imposed on certain early distributions included in gross income prior to attaining age 59-1/2, death or disability. The value of a participant's interest in the Plan is includable in his gross estate upon his death.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation Of Securities
_______________________

All securities are valued at the closing price according to the respective stock exchanges.

All other securities are valued at cost.


            SCHEDULE OF INVESTMENTS IN SECURITIES OF
            ________________________________________

                     PARTICIPATING EMPLOYER
                     ______________________


<CAPTIONS>
                         NO. OF                         VALUE
                         SHARES          COST          6-30-95
                         ______      ___________     ___________
  COMMON STOCK
  ____________

Industrial
__________
  Tandy Corporation
  Common Stock           5,036       $ 5,222.33      $261,242.50
                                     ==========       ==========



       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS


           NOTES TO FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE A - DESCRIPTION OF THE PLAN (continued)

            SCHEDULE OF INVESTMENTS IN SECURITIES OF
            ________________________________________

                      UNAFFILIATED ISSUERS
                      ____________________


                     MARKETABLE SECURITIES
                     _____________________

<CAPTIONS>
                         NO. OF                         VALUE
                         SHARES        COST            6-30-95
                         ______     ___________     ___________


  COMMON STOCK
  ____________

Industrial
__________
  InterTAN Inc.
  Common Stock            1,003     $  7,215.77     $  7,522.50*

  Tandycrafts, Inc.       2,384          952.82     $ 18,476.00*
                                    ___________     ___________

   TOTAL COMMON STOCKS              $  8,168.59     $ 25,998.50
                                    ===========     ===========


_____________________
*Non-Income Producing.




                                                        VALUE
                                       COST            6-30-95
                                   ____________    _____________


  OTHER SECURITIES

Money Market Fund
  Short-Term Money Market Fund
  AIM Short-Term Investments Co.    $   97,507.44   $ 97,507.44
                                    =============   ===========

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

           NOTES TO FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Tax Status
_________________

The Plan is a qualified plan under Section 401 of the Internal
Revenue Code and is exempt from federal income taxes under Section 501.

NOTE C - REALIZED GAIN ON SECURITIES

The realized gain or loss from the sale of securities was as follows:
<CAPTIONS>
                                1995         1994        1993
                            ___________  ___________  ___________
Participating Employer
Securities:

  Sales Price               $         0  $         0  $         0
  Less Cost (Average Cost)            0            0            0
                            ___________  ___________  ___________
  Net Realized Gain (Loss)  $         0  $         0  $         0
                            ===========  ===========  ===========



Unaffiliated Issuers'
Securities:

  Sales Price               $         0  $         0  $         0
  Less Cost (Average Cost)            0            0            0
                            ___________  ___________  ___________
  Net Realized Gain (Loss)  $         0  $         0  $         0
                            ===========  ===========  ===========


NOTE D - UNIT VALUE

<CAPTIONS>
                                                     Net Asset
   Quarter Ending          Number of Units       Valuation per
Unit
   ______________          _______________
__________________
   June 30, 1994              595.0900              $503.7472987
   September 30, 1994         595.0900               574.9816918
   December 31, 1994          595.0900               635.1310138
   March 31, 1995             595.0900               609.0181317
   June 30, 1995              595.0900               647.3456214


                              -9-

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

           NOTES TO FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE E - UNREALIZED APPRECIATION


  The following reflects the increase (decrease) in unrealized appreciation:

<CAPTIONS>
                      1995        1994         1993
                   ___________ ___________  ___________

  Unrealized
  Appreciation
  6-30-95/94/93    $273,850.08 $196,792.58  $190,241.96


  Unrealized
  Appreciation
  7-1-94/93/92      196,792.58  190,241.96   138,174.58
                    __________  __________   __________


  Change in
  Unrealized
  Appreciation
  6-30-95/94/93    $ 77,057.50 $  6,550.62  $ 52,067.38
                   ===========  ==========   ==========


The unrealized appreciation or depreciation of securities held for investment for financial statement reporting is prepared in conformity with generally accepted accounting principles which differ from the principles for income tax reporting.

Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities' market value at the Plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities' market value at the plan year end and its current value at the beginning of the plan year.

A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

           NOTES TO FINANCIAL STATEMENTS (CONTINUED)
        FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993


NOTE F - CHANGES IN PLAN

No amendments were made to the Plan during 1994.


NOTE G - ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by the Trustee of the Plan.

The Trustee invests cash received from interest and dividend income and makes distributions to the participants.

Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

                     ADDITIONAL INFORMATION

       TANDY EMPLOYEES INVESTMENT PLAN (SPECIAL ACCOUNT)
                       FORT WORTH, TEXAS

                     ADDITIONAL INFORMATION
                         JUNE 30, 1995


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

<CAPTIONS>
                      Description                      Current
     Issuer          of Investment        Cost          Value
     ______          _____________        ____          _____


*Tandy Corporation    Common Stock     $ 5,222.33    $261,242.50
                                        _________     __________


 InterTAN Inc.        Common Stock     $ 7,215.77    $  7,522.50
                                        _________     __________

 Tandycrafts, Inc.    Common Stock     $   952.82    $ 18,476.00
                                        _________     __________

 AIM Short-Term       Short-Term
 Investments Co.      Money Market
                      Fund - Fluc-
                      tuating rate
                      of interest      $ 97,507.44   $ 97,507.44
                                        __________    __________

*Party-in-Interest to Plan.